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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission file number: 000-50841

51job, Inc.
(Translation of registrant's name into English)

Building 3 No. 1387, Zhang Dong Road Shanghai 201203 People's Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

51job, Inc. is furnishing under the cover of Form 6-K:
99.1	Press release regarding pricing of private offering of US$150 million convertible senior notes

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51JOB, INC.
By:	/s/ RICK YAN Name: Rick Yan Title: President and Chief Executive Officer

Date: April 3, 2014

 EXHIBIT INDEX

Exhibit	Description
99.1	Press release regarding pricing of private offering of US$150 million convertible senior notes

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SIGNATURE
EXHIBIT INDEX